UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.     Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: BMT Investment Funds

3.     Securities and Exchange Commission File No.: 811-23234

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application     [ ] Amendment

5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1436 Lancaster Avenue
Berwyn, PA 19312

6.     Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Lori Goldman
Bryn Mawr Trust
801 Lancaster Avenue
Bryn Mawr, PA 19010
(610)-581-4952

7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

BMT Investment Advisers
1436 Lancaster Avenue
Berwyn, PA 19312
(610)-581-4748

BMT Investment Advisers, the Registrant’s investment adviser, is responsible for maintaining records with respect to the purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
(414)-765-4031

As the Registrant’s transfer agent, Fund Services is responsible for maintaining share transaction and other shareholder records. As fund accountant, Fund Services is responsible for maintaining records relating to portfolio accounting services, expense accrual and payment services, fund valuation and financial reporting services, tax accounting services, and compliance control services. As fund administrator, Fund Services is responsible for maintaining records related to, among other things, all necessary bookkeeping, financial statements, and federal, state, and local tax returns. Fund Services is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, and records required to be maintained under Rule 38a-1.

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 1250
Milwaukee, WI 53202
(866)-251-6920

As the Registrant’s principal underwriter, Quasar Distributors, LLC is responsible for maintaining records relating to its function as the principal underwriter of the Registrant’s shares. Quasar Distributors, LLC is indirectly controlled by Foreside Financial Group, located at Three Canal Plaza Suite 100, Portland, ME, 04101.

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.     Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

[X] Open-end     [ ] Closed-end

10.     State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.     Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BMT Investment Advisers
1436 Lancaster Avenue
Berwyn, PA 19312

12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 1250
Milwaukee, WI 53202

Quasar Distributors, LLC is indirectly controlled by Foreside Financial Group, located at Three Canal Plaza Suite 100, Portland, ME, 04101.

13.     If the fund is a unit investment trust ("UlT") provide:

(a)	Depositor's name(s) and addressees):

(b) Trustee's name(s) and address(es):
14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company account)?

[ ] Yes      [ ] No

If Yes, for each UIT state:
Name(s):

File No.: 811-_________

Business Address:

15.     (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?
[X) Yes      [ ] No

If Yes, state the date on which the board vote took place: April 9, 2020

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes      [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the Delaware Statutory Trust Act and Registrant’s governing documents, the Board is permitted to liquidate and dissolve any series of the Registrant without shareholder approval.

II. Distributions to Shareholders

16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes     [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 24, 2020

(b)	Were the distributions made on the basis of net assets?

[X] Yes      [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes      [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes      [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes      [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes      [ ] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes      [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.     Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ] Yes      [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes      [ ] No

21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

___ _
IV. Information About Event(s) Leading to Request For Deregistration

22.     (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $0

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Audit/ Tax: $3,000 for preparation of final tax returns
Blue Sky: $885 for termination of registrations
Transfer Agent: $2,025 for shareholder record retention
Printing/ Mailing: $385 for printing & mailing of prospectus supplement

(iv) Total expenses (sum of lines (i)-(iii) above): $6,295

(b) How were those expenses allocated? Liquidation-related expenses were allocated to the Fund.

(c) Who paid those expenses? Liquidation-related expenses were accrued for and paid by the Fund. To the extent the amounts accrued by the Fund were insufficient, the remaining liability would belong to BMT Investment Advisers.

(d) How did the fund pay for unamortized expenses (if any)? N/A

23.     Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes      [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

[ ] Yes      [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes      [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.     (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BMT Investment Funds (ii) he or she is the Assistant Secretary
of BMT Investment Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Stephen M. Wellman
Stephen M. Wellman
Assistant Secretary
BMT Investment Funds

July 1, 2020